November 3rd, 2016

Mr. Craig Arakawa

Accounting Branch Chief Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:      Viña Concha y Toro S.A.

Form 20-F for the Year Ended December 31, 2015

Filed May 11, 2016

File No. 001-13358

Dear Mr. Arakawa,

On behalf of Concha Y Toro Winery, Inc., a corporation incorporated under the laws of Chile (the “Company”, “we” and “Concha y Toro”), set forth below are the Company’s responses to the Staff’s comments contained in Mr. Craig Arakawa’s’ letter dated October 5, 2016, regarding the Staff’s review of the Company’s Form 20-F for the year ended December 31, 2015. For the Staff’s convenience, the Staff’s comments are set forth in bold italics before each response.

Form 20-F for the Fiscal Year Ended December 31, 2015

We note from your disclosure on page 39 and elsewhere in your filing that over 81% of your revenues are related to sales which are denominated in foreign currencies and approximately 50% of your expenses are also denominated in foreign currencies. Please confirm to us that you will revise your discussion in future filings to quantify the net impact of the changes in foreign currency exchange rates on your operating results for the periods presented in your financial statements. Please provide us with a revised discussion of operating results for 2015 compared to 2014 that includes a discussion regarding the net impact of the changes in foreign currency exchange rates on your operating results for these periods.

Company’s Response

The Company respectfully confirms that it will be incorporating a further analysis in upcoming future filings to quantify in the Form 20-F regarding the net impact of the changes in foreign currency exchange rates on fluctuations.

The Company advises that we are providing below a revised discussion of operating results for 2015 compared to 2014 that includes a discussion regarding the net impact of the changes in foreign currency exchange rates. This discussion will be included in the Company’s annual report in Form 20-F for the fiscal year ended December 31, 2016. The revised discussion is as follows:

Year ended December 31, 2015 compared to year ended December 31, 2014 (Figures expressed in Chilean pesos (Ch.$))
	2015	2014	% Change 2015/2014
Volume (million 9 liter cases)	37.0	35.6	3.7%
Wine	34.3	33.2	3.4%
Others	2.6	2.5	8.1%
Revenues (million Ch.$)	636,194	583,313	9.1%
Wine	580,860	534,821	8.6%
Others	55,334	48,492	14.1%
Cost of Sales (million Ch.$)	391,505	360,131	8.7%
Wine	350,676	325,087	7.9%
Others	40,829	35,044	16.5%
Gross Margin (million Ch.$)	244,689	223,182	9.6%
Wine	230,184	209,734	9.8%
Others	14,505	13,448	7.9%
Selling and administrative expenses(1) (million Ch.$)	172,453	159,300	8.3%
Wine	160,138	148,966	7.5%
Others	12,315	10,334	19.2%
Income (losses) from operating activities (million Ch.$)	72,236	63,882	13.1%
Wine	70,045	60,768	15.3%
Others	2,190	3,114	-29.7%

(1)	Includes Distribution Cost and Administrative Expenses.

Revenues. In 2015 total revenues increased 9.1% to Ch$ 636,194 million from Ch$583,313, million in 2014. Higher commercialized volumes of 3.4%, premiumization of sales, and a positive impact of Ch.$22,185 derived from the exchange rate fluctuations explained the increase in sales.

Wine. Total revenues from wine sales increased 8.6% to Ch$ 580,860 million from Ch$ 534,821 million in 2014. The growth was led by higher commercialized volumes; a premiumization of sales; and a positive effect derived from exchange rate fluctuations.

Domestic Market Wine. Total domestic wine sales (including bulk) increased by 8.5% to Ch$65,078 million in 2015 from Ch$59,981 million in 2014. The increase in sales is explained by higher commercialized volumes 4.9% totaling 7.3 million nine liter cases in comparison to the 7.0 million nine liter cases registered in 2014. In addition, the average sales price rose 3.3% reaching Ch$988.7 per liter.

The increase in value reflects higher sales in the Premium segment (17.2%) as well in Non-Premium segment (5.1%). In terms of volume, both categories (Premium and Non-Premium) also registered increases of 20.9% and 3.7%, respectively. Premium (and above) categories represented 8.3% of the domestic volume and 30.2% of the domestic sales in Chilean pesos. The growth is the resultant of the strategy and focus on growth in this segment which has sought to protect the value of our brands and focus ourselves strongly on wholesalers, liquor stores and trade channels (such as restaurants, caterers, hotels, bars and pubs).

According to AC Nielsen, domestic sales reached an inflection point during 2015, registering an increase of 4.4% in volume, leaving behind years of declining in volumes. In this scenario, Concha y Toro increased its market share to 28.1%, in comparison to the 27.1% registered in 2014, in terms of volume.

Export Revenues. Total export sales from Chile and distribution subsidiaries increased 7.6% to Ch$426.196 million as compared to Ch$396,185 million in 2014. The increase in sales was driven by higher commercialized volumes during the period (3.9%). In addition, Export Sales were beneficiated by a positive effect that came from the exchange rate due to the depreciation of the Chilean peso against U.S. dollar (14.8%) and Sterling pound (6.5%). The upside was partially offset by the appreciation of Chilean peso against the Brazilian Real (19.0%); Euro (4.1%); Norwegian (10.4%) and Swedish (6.7%) crowns; Mexican peso (3.8%); and Canadian dollar (0.9%). The net impact derived from the exchange rate fluctuation was Ch$12,314 million of higher sales during 2015 compared to 2014.

Despite the difficult economic environment that affected consumption in 2015, we experienced increased sales volumes in most of export regions led by Asia, Canada, Central America & Caribbean, United States and Europe, where bottled sales increased 12%, 5%, 5%, 4% and 2%, respectively.

Argentine Operations. Total sales from the Argentine operation (excluding shipments to distribution subsidiaries) registered an increase of 22.2% to Ch$25,467 million in comparison to Ch$20,833 registered in 2014, as a resultant of higher average sales price in domestic and export markets; higher commercialized volumes in domestic market (7.5%); offset by drops in volume in export markets (3.6%).

During 2015, in the Argentinean operation, the exchange rate fluctuations had a positive contribution increasing sales in Ch.$2,130 million.

In 2015, export sales totaled 1.1 million nine liter cases. Regarding the domestic market, the 2015 registered an increase in commercialized volume totaling 600 thousand of nine liter cases. The average sales price registered in the domestic market increased 13.6% reaching US$2.15 per liter in 2015. In export markets the average sales price rose 1.9% to US$3.20 per liter in the period.

U.S.A. (Fetzer). During 2015, Fetzer’s total sales (excluding shipments to distribution subsidiaries) increased 12.3% totaling Ch$64,145 million in comparison to Ch$57,127 registered in 2014, as a resultant of higher sales in the domestic market (12.6%) as well as in export markets (8.6%). Sales in value in Ch$ terms were benefited by the depreciation of the Chilean peso against de US dollar.

In terms of volume, Fetzer’s sales dropped 3.3% totaling 2.1 million of nine liter cases during the period. Export Markets registered a growth of 0.8% in terms of volume, while the Domestic Market dropped a 3.7% during 2015.

The average sales price in the domestic market reached US$5.35 per liter, representing an increase of 2.2% in line with the positioning that has been implementing Fetzer’s products in premium categories. The average sales price in Export Market dropped 6.6% to US$5.04 per liter, mainly explained by the depreciation of Canadian dollar; Sterling Pound; and Euro against U.S. dollar, currencies that are predominant within the export portfolio.

The net impact of the exchange rate fluctuations over the U.S. operation had a positive contribution increasing sales in Ch.$7,741 million during 2015.

Other. Other revenues comprise sales of spirits, beers, energy drinks and mineral water; fees for bottling services; sales of fruit and other revenues increased 14.1% to Ch$55,334 million.

Domestic sales of new business, carried out by the domestic distribution subsidiary “Comercial Peumo”, including premium beer and spirits increased 15.2% totaling Ch$47,968 million in terms of value and 8.1% totaling 23.8 million liters in terms of volume. The mentioned increase is explained by higher sales in Diageo’s portfolio (10.2% in value); beers category (12.7% in value); and energy drink category (42.8% in value). Sales of new businesses are denominated in Chilean peso based on the fact that the distribution of new businesses is just being carried out in Chile.

Cost of Sales. During 2015, the total cost of sales increased 8.7% to Ch$391,505 million from Ch$360,131 million in 2014. The cost of sales as a percentage of total sales reached 61.5%.

Wine. In 2015, total cost of wine sales registered an increase of 7.9% totaling Ch$350,676 million. Cost of sales as a percentage of total wine sales decreased to 61.5% from 61.7%, explained by higher commercialized volumes that dilute fixed costs over higher volumes and a lower cost of wine registered after the historical harvest of 2015. During 2015 the exchange rate fluctuations impacted negatively, increasing our costs in Ch$10,981 million during 2015.

Others. In 2015, total cost of other sales registered an increase of 16.5% totaling Ch$40,829 million. Cost of sales as a percentage of total other sales increased to 73.8% from 72.3%.

The distribution business of spirits, beers, energy drinks and mineral water increase 22.7% totaling Ch$ 40,851. The exchange rate had a negative impact due to the nature of the distribution business, considering that most of the spirits, beers and energy drinks are imported products. The increase in cost derived from exchange rate fluctuations totaled Ch.$1,440 million during 2015.

Gross Profit. Gross profit increased 9.6% to Ch$244,689 million in 2015. As a percentage of sales, the gross margin moved to 38.5% from 38.3% in 2014.

Wine. In 2015, the gross profit registered an increase of 9.8 totaling Ch$230,184 million. The increased is explained by the effects mentioned above, highlighting the growth in volumes and a higher exchange rate based on the depreciation of Chilean peso against most of the currencies that the Company trades. Also, during 2015, the wine sales were benefited by a lower cost of wine that started to be recorded during the third quarter. The gross margin improved 41 basis points, reaching 39.6% as percentage over sales.

Others. In 2015, the gross profit registered a decrease of 7.9% explained by the combined effect between an increase in revenues of 14.1% offset by 16.5% of higher costs due to the impact of the depreciation of Chilean peso against the US dollar.

Selling, General and Administrative Expenses (SG&A). Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 8.3% to Ch$172,453 million. As a percentage of revenues, SG&A reached 27.1% from 27.3% in 2014. The increase is mainly explained by higher commercialized volumes, a major relative participation of the distribution subsidiaries in the export markets and a higher exchange rate. During 2015 the exchange rate fluctuations generated an increase in expenses of Ch.$3,598 million.

Wine. In 2015, SG&A registered an increase of 7.5% totaling Ch$160,138 million. As percentage over sales, SG&A improved 28 basis points, reaching 27.6% as percentage over sales, as resultant of higher commercialized volumes that diluted fixed expenses. The exposure to the exchange rate comes from the wine operation and based on the fluctuations registered in 2015, it had a negative impact, increasing costs in Ch$3,598 million.

Others. In 2015, SG&A registered an increase of 19.2% totaling Ch$12,315 million. As percentage over sales, SG&A reached 22.3% as percentage over sales, a deteriorated level of 94 basis points compared to the 21.3% reached in 2014. Higher expenses in positioning strategies, advertising and promotional activities could have impacted the result. Expenses derived from the distribution of new businesses are denominated in Chilean peso based on the fact that this business is just being carried out in Chile.

Income (losses) from operating activities. Operating Income (includes Gross Profit, Distribution cost and Administrative expenses) increased 13.1% to Ch$72,236 million compared to the Ch$63,882 million in 2014. As a percentage of sales, the operating margin increased from 11.0% to 11.4%, registering an expansion of 40 basis points.

Wine. In 2015, the operating income registered an increase of 15.3% totaling Ch$70.045 million. The increased is explained by the effects mentioned above, highlighting the growth in volumes, a higher exchange rate based on the depreciation of Chilean peso, premiumization of wine sales and a lower cost of wine that started to be recorded during the third quarter. The operating margin improved 70 basis points, reaching a 12.1% as percentage over sales.

Others. In 2015, the operating income registered decrease of 29.7% totaling Ch$2,190 million. The operating income was impacted by the depreciation of Chilean peso against the US dollar, considering that the company has to import some of the products related to this segment.

Non-Operating Income. Non-operating income (includes Financial Income, Equity in income of associates accounted for using the equity method, and Other Income and expenses) increased to Ch$4,733 million from Ch$3,560 million in 2014. The increase in the Non-Operating Income is mainly explained by an increase of the profit registered in “Equity in income of associates and joint ventures accounted for using the equity method net of tax”. In this regard, the higher profit is a resultant of an increase in the Net Income registered in Viña Almaviva of 18.8% that totaled Ch$ 2,723 million and the increase in the Net Income registered in Excelsior Wine Company of 67.7% that totaled Ch$8,525million, during 2015.

Financial Expenses. Financial expenses decreased 3.0% to Ch$10,035 million from Ch$10,342 million in 2014. The decrease in the financial expenses is mainly explained by the payment of debt during 2015 that were offset by higher interest rates and the impact of the depreciation of Chilean peso, see Note 31 of the Consolidated Financial Statements.

Foreign currency exchange gain (losses) and Income (expenses) by adjustment units. Foreign currency exchange gain (losses) and Income (expenses) by adjustment units produced losses of Ch$53 million in 2015 compared to the loss of Ch$701 million registered in 2014. For detail on foreign exchange differences, see Note 31 of the Consolidated Financial Statements.

Net income attributable to non-controlling interest. Profit attributable to non-controlling interest totaled Ch$565 million.

Net income attributable to equity holders of controlling interest. Profit attributable to equity holders of the controlling interest for the period increased 15.7% to Ch$ 49,797 million from Ch$37,398 million in 2014.

Income Tax Expense. In 2014 law No. 20,780 was approved in Chile which set a gradual increase in the corporate tax rate from fiscal year 2014 until fiscal year 2018. The law increased existing applicable rates that are used for the calculation of the temporary differences as follows, 21.0%, 22.5%, 24.0%, 25.5 % and 27% for the fiscal years 2014, 2015, 2016, 2017, 2018 and beyond, respectively. The effect of the increase in the corporate tax rate to 22.5% for 2015, impacted the tax expenses, considering that on 2014 the corporate tax rate was set in 21%.

Finally, I acknowledge on behalf of the Viña Concha y Toro S.A. that the Company and its management are responsible for the adequacy and accuracy of the disclosure in the filing.

We appreciate your comments and we hope that our response is satisfactory. If you would like to discuss the Company’s response or any other matters, please call at (56-2) 2476-5768.

Sincerely,

/s/ OSVALDO SOLAR VENEGAS
Osvaldo Solar Venegas
Chief Financial Officer
Viña Concha y Toro S.A.